NEUBERGER BERMAN EQUITY FUNDS
 MANAGEMENT AGREEMENT
SCHEDULE A
SERIES OF NEUBERGER BERMAN EQUITY FUNDS

Neuberger Berman Global Real Estate Fund
Neuberger Berman Greater China Equity Fund
Neuberger Berman World Equity Fund

Date:  June 24, 2015

NEUBERGER BERMAN EQUITY FUNDS
 MANAGEMENT AGREEMENT
SCHEDULE B
RATE OF COMPENSATION

Compensation pursuant to Paragraph 3 of the Management Agreement shall be calculated in accordance with the following schedules:

Fund	Rate of Compensation based on each Fund’s average daily net assets
Neuberger Berman Global Real Estate Fund	0.800%
Neuberger Berman Greater China Equity Fund	1.100% of the first $1 billion 0.950% in excess of $1 billion
Neuberger Berman World Equity Fund	0.700% of first $250 million 0.675% of next $250 million 0.650% of next $250 million 0.625% of next $250 million 0.600% of next $500 million 0.575% of next $2.5 billion 0.550% in excess of $4 billion

Date:  June 24, 2015